Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2018	2017	2018	2017
Earnings before income taxes excluding noncontrolling interest	$428	$357	$778	$697
Add:
Interest expense	63	61	123	122
Appropriate portion of rental expense (1)	8	8	16	15
Amortization of capitalized interest	1	1	2	2
Earnings as adjusted	$500	$427	$919	$836

Fixed charges:
Interest expense	$63	$61	$123	$122
Appropriate portion of rental expense (1)	8	8	16	15
Capitalized interest	1	2	2	4
Total fixed charges	$72	$71	$141	$141

Ratio of earnings to fixed charges	6.9x	6.0x	6.5x	5.9x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.